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                                                                EXHIBIT 99(a)(2)

                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                  May 11, 2001

                           OFFER TO PURCHASE UNITS IN
                  CAPITAL REALTY INVESTORS III LTD PARTNERSHIP
                                FOR $100 PER UNIT

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Capital Realty Investors III Ltd Partnership (the "Partnership") for $100 per unit [See "THE OFFER--Introduction"]. This offer expires on June 8, 2001. If you are interested in selling your units, please read the enclosed offer carefully.

BENEFITS OF A SALE

o Equity Resource Lexington Fund (the "Lexington Fund" or "Purchaser") is currently offering to purchase your interest in the Partnership for $100 per unit. To our knowledge, THE LEXINGTON FUND'S OFFER PRICE IS ALMOST 100% HIGHER THAN ANY PREVIOUS OFFER FOR UNITS IN THE PARTNERSHIP.

o For the year-ended December 31, 2000, the Partnership generated taxable income of $545.38 per unit, resulting in substantial tax liability for limited partners. While the Purchaser has no information regarding the Partnership's future income and distribution levels, it is possible that future years will be similar to the year-ended December 31, 2000. Limited partners who sell their units will terminate their investment in the Partnership and eliminate future tax liability associated with the ownership of their units. Please see "THE OFFER--Section 6--Certain Tax Consequences" for further information regarding the tax consequences of a sale of your units.

o The Partnership was formed to invest in other limited partnerships and currently owns limited partnership interests in twenty-three (23) partnerships (the "Local Partnerships"). As of December 31, 2000, Purchase Money Notes encumbered the properties owned by eleven (11) of the Local Partnerships. The holders of these notes may foreclose if the Local Partnerships cannot meet their debt obligations. Although we have no means to believe that

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     such a foreclosure may occur in the future, such a foreclosure would result in the Partnership losing its investment in the foreclosed property and it may create tax liability for limited partners based on indebtness income created by the foreclosure.

o The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for over 15 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for these Partnerships.

o Limited partnership units are illiquid investments. When you consider the illiquid secondary market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the cost of selling commissions, your annual cost of tax reporting, and the cost of a trustee if Units are held in an IRA or pension plan, the sale of your Units for cash may be a good choice for you.

THE PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase Units in the Partnership in advancement of that strategy. The Units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire General Partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions regarding this offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP